UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Li-Cycle Holdings Corp.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

50202P105
(CUSIP Number)

Cheryl Driscoll
Glencore Ltd.
330 Madison Avenue
New York, New York 10017

 +1 646-949-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50202P105	13D

1	NAMES OF REPORTING PERSONS
Glencore plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,100,503 (1)*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,100,503 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,100,503 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

(1) Represents the amount beneficially owned by Glencore Ltd., which is a wholly-owned indirect subsidiary of Glencore plc. See Note (1) to Glencore Ltd.’s cover page of this Schedule 13D.

(2) See Note (2) to Glencore Ltd.’s cover page of this Schedule 13D.

CUSIP No. 50202P105	13D

1	NAMES OF REPORTING PERSONS
Glencore International AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,100,503 (1)*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,100,503 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,100,503 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

(1) Represents the amount beneficially owned by Glencore Ltd., which is a wholly-owned direct subsidiary of Glencore International AG. See Note (1) to Glencore Ltd.’s cover page of this Schedule 13D.

(2) See Note (2) to Glencore Ltd.’s cover page of this Schedule 13D.

CUSIP No. 50202P105	13D

1	NAMES OF REPORTING PERSONS
Glencore Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,100,503 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,100,503 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,100,503 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents the number of Common Shares of the Issuer issuable to Glencore Ltd. upon conversion of all of the Glencore Convertible Note (as defined in the Schedule 13D) directly owned by Glencore Ltd., subject to adjustment.  See Item 4 of this Schedule 13D.

(2) Percent of Common Shares calculated based on 175,430,235 Common Shares of the Issuer outstanding as of September 9, 2022 (as disclosed by the Issuer in the Issuer’s registration statement on Form F-3 filed with the SEC on September 14, 2022), plus the 20,100,503 Common Shares of the Issuer issuable to Glencore Ltd. upon conversion of all of the Glencore Convertible Note directly owned by Glencore Ltd. The calculation of the number of Common Shares of the Issuer issuable to Glencore Ltd. upon conversion of all of the Glencore Convertible Note is based on outstanding principal of $200,000,000 and does not include accrued and unpaid interest which may be payable in PIK (as defined in the Schedule 13D) at the Issuer’s option at the next semi-annual interest payment date.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is relates is common shares, without par value (the “Common Shares”), of Li-Cycle Holdings Corp., a corporation incorporated under the laws of the Province of Ontario (the “Issuer”).  The principal executive office of the Issuer is located at 207 Queen’s Quay West, Suite 590, Toronto, Ontario M5J 1A7.

Item 2.	Identity and Background.

This Schedule 13D is being filed by (a) Glencore plc, (b) Glencore International AG and (c) Glencore Ltd. (together, the “Reporting Persons”). Glencore plc is a company organized under the laws of Jersey. Glencore International AG is a company organized under the laws of Switzerland. Glencore Ltd. is a company organized under the laws of Switzerland. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

Glencore plc is a public company with its ordinary shares listed on the London Stock Exchange and the Johannesburg Stock Exchange. Glencore plc is the parent company of Glencore International AG. Glencore International AG is the parent company of Glencore Ltd., which, together with its subsidiaries, is a leading integrated producer and marketer of natural resources, with worldwide activities in the production, refinement, processing, storage, transport and marketing of metals and minerals, energy products and agricultural products. Glencore Ltd. is a direct wholly-owned subsidiary of Glencore International AG and indirect wholly-owned subsidiary of Glencore plc.

The address of the principal business and office of Glencore Ltd. is 330 Madison Ave., New York, NY 10017.

The address of the principal business and office of Glencore International AG. is Baarermattstrasse 3, CH-6340, Baar, Switzerland.

The address of the principal business and office of Glencore plc is Baarermattstrasse 3, CH-6340, Baar, Switzerland.

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule I hereto (the “Schedule I Persons”), which Schedule I is incorporated herein by reference.

Other than as set out in Schedule II hereto, during the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

The purchase price for the Glencore Convertible Note (as defined in Item 4 hereof) was $200,000,000 in cash, and the source of funds was the working capital of Glencore Ltd.

Item 4.	Purpose of the Transaction.

On May 31, 2022, the Issuer issued to Glencore Ltd. an unsecured convertible note (the “Glencore Convertible Note”) in the aggregate principal amount of $200,000,000 pursuant to a note purchase agreement entered into by the Issuer and Glencore Ltd. on May 5, 2022 (the “Note Purchase Agreement”).

The Glencore Convertible Note matures May 31, 2027, and interest is payable on a semi-annual basis, either in cash or by payment-in-kind (“PIK”), at the Issuer’s option, beginning on May 31, 2022, five years from the date of issuance.  The Glencore Convertible Note accrues interest from the date of issuance at the forward-looking term rate based on the secured overnight financing rate (“SOFR”) for a tenor comparable to the relevant interest payment period plus 0.42826% (the “Floating Rate”) plus five percent per annum if interest is paid in cash and plus six percent per annum if interest is paid in PIK. The Floating Rate has a floor of 1% and a cap of 2%. The obligations of the Issuer to make any payment on account of the principal of and interest on the Glencore Convertible Note are subordinate and junior in right of payment and upon liquidation to the Issuer’s obligations to the holders of all current and future senior indebtedness of the Issuer.

The principal and accrued interest owing under the Glencore Convertible Note may be converted at any time by the holder into Common Shares at a per share price equal to $9.95 (the “Conversion Price”), subject to adjustments.

The Issuer may redeem the Glencore Convertible Note at any time by payment of an amount in cash equal to 100% of the principal amount and all accrued interest owing under the Glencore Convertible Note. In connection with an optional redemption and provided that the holder has not elected to convert the Glencore Convertible Note into Common Shares following receipt of notice of such optional redemption, the Issuer is obligated to issue warrants (the “Warrants”) to the holder of the Glencore Convertible Note on the optional redemption date that entitle the holder to acquire, until the maturity date of the Glencore Convertible Note, a number of Common Shares equal to the principal amount of the Glencore Convertible Note being redeemed divided by the then applicable Conversion Price. The initial exercise price of the Warrants will be equal to the Conversion Price as of the optional redemption date.

The Glencore Convertible Note is subject to certain events of default, the occurrence of which would give the holder the right to require the Issuer to redeem the Glencore Convertible Note by payment of an amount in cash equal to the outstanding principal amount and all accrued interest owing thereunder, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”). In addition, the occurrence of certain bankruptcy-related events of default renders the outstanding principal amount, all accrued interest owing thereunder, and the Make-Whole Amount immediately due and payable.

Upon a change of control transaction, the Issuer will be required to redeem the Glencore Convertible Note by payment of an amount in cash equal to the outstanding principal amount and all accrued interest owing under the Glencore Convertible Note, plus the Make-Whole Amount.

Under the terms of the Note Purchase Agreement and Glencore Convertible Note, the Reporting Persons are subject to certain transfer restrictions with respect to the Glencore Convertible Note and the Common Shares issued or issuable upon conversion of the Glencore Convertible Note, including that the Reporting Persons will not: (i) transfer the Glencore Convertible Note; (ii) transfer such Common Shares issuable upon conversion other than to permitted transferees until May 5, 2024 (other than to permitted transferees); or (iii) transfer such Common Shares to any Activist Investor (as defined in the Note Purchase Agreement). A copy of the Note Purchase Agreement and Glencore Convertible Note are attached as Exhibit 99.2 and 99.3, respectively, and incorporated herein by reference.

Subject to certain exceptions, limitations, and applicable law, Glencore Ltd. is, pursuant to the Note Purchase Agreement, entitled to nominate one individual to the Board of Directors of the Issuer.  Pursuant to the Note Purchase Agreement, Kunal Sinha, Glencore plc’s Head of Recycling, was appointed to the Issuer’s Board of Directors.

Glencore plc and Glencore Ltd.  also entered into an amended and restated standstill agreement with the Issuer dated May 31, 2022 (the “Standstill Agreement”), which restricts the Reporting Persons and their affiliates from taking certain actions until May 31, 2027, the date that is five years from the date of the Standstill Agreement, as further described in Item 6 herein.  A copy of the Standstill Agreement is attached as Exhibit 99.5 and incorporated herein by reference.

The Reporting Persons acquired the securities of the Issuer covered by this Schedule 13D for investment purposes. The Reporting Persons intend to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors.  As part of such evaluations, the Reporting Persons expects to seek the views of, hold discussions with, and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs.  Depending on such evaluations, each Reporting Person may at any time and from time to time (a) purchase or otherwise acquire Common Shares (including through conversion of the Glencore Convertible Note or Warrants), or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (b) sell, transfer or otherwise dispose of Issuer Securities in the open market, in privately negotiated transactions or otherwise (including entering into derivative transactions to hedge market risk), and (c) take any other actions the Reporting Persons deems to be in the Reporting Persons’ best interest.  The Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure of business of the Reporting Persons.  Such plans or proposals may include or relate to one or more of the transactions specified in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, a merger, disposition, sale of the Issuer’s assets or changes in the Issuer’s capitalization.  Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.  The foregoing are subject to the terms of the Note Purchase Agreement, Glencore Convertible Note, Standstill Agreement, and Registration Rights Agreement (as defined in Item 6 herein).

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D, as of September 23, 2022, are incorporated herein by reference.  As of September 23, 2022, the Reporting Persons did not directly own any Common Shares.  However, as of such date, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), the 20,100,503 Common Shares issuable upon the conversion of the Glencore Convertible Note directly owned by Glencore Ltd., which represents approximately 10.3% of the outstanding Common Shares.  This percentage was calculated based on 175,430,235 Common Shares of the Issuer outstanding as of September 9, 2022 (as disclosed by the Issuer in the Issuer’s registration statement on Form F-3 filed with the SEC on September 14, 2022), plus the 20,100,503 Common Shares of the Issuer issuable to Glencore Ltd. upon conversion of all of the Glencore Convertible Note directly owned by Glencore Ltd.

The calculation of the number of Common Shares of the Issuer issuable to Glencore Ltd. upon conversion of all of the Glencore Convertible Note is based on outstanding principal of $200,000,000 and does not include accrued and unpaid interest which may be payable in PIK at the Issuer’s option at the next semi-annual interest payment date.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in, any Common Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2 and 4 hereof are incorporated herein by reference.

On May 31, 2022, the Issuer, Glencore Ltd. and Glencore plc entered into an amended and restated standstill agreement (the “Standstill Agreement”), which restricts Glencore Ltd., the Glencore plc and their affiliates from taking certain actions until May 31, 2027 (five years from the date of the Standstill Agreement) (the “Standstill Period”).  The actions that Glencore plc, Glencore Ltd. and their affiliates are restricted from taking during the Standstill Period include, among others, (a) the acquisition of additional voting securities or of any debt, material assets or material businesses of the Issuer, provided that Glencore Ltd. and Glencore plc may acquire voting securities of the Issuer so long as the aggregate beneficial ownership of such securities does not exceed 5.0% of the then-outstanding voting securities of the Issuer, (b) any tender or exchange offer, merger, business combination and certain other transactions involving the Issuer and its securities, (c) any solicitation of proxies or votes or other attempt to influence votes by any holder of the Issuer’s securities, and (d) the formation of a “group” (as defined under the Securities Exchange Act of 1934) with respect to the Issuer’s securities.

On May 31, 2022, the Issuer also entered into a registration rights agreement with Glencore Ltd. (the “Registration Rights Agreement”).  The Registration Rights Agreement provides Glencore Ltd. with customary “demand” and “piggy-back” registration rights with respect to the Glencore Convertible Note, Warrants, and Common Shares issuable upon conversion or exercise, as the case may be, thereunder, subject to certain requirements and customary conditions.

The foregoing descriptions of the Glencore Convertible Note, the Registration Rights Agreement and the Standstill Agreement do not purport to describe all the terms and provisions thereof and are qualified in their entirety by reference to the full text of those documents, copies of which are included as exhibits to this Schedule 13D and each are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated September 23, 2022, among the Reporting Persons.

99.2	Note Purchase Agreement, dated May 5, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by the Issuer on May 5, 2022).

99.3	Convertible Note, dated May 31, 2022 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by the Issuer on June 2, 2022).

99.4
Registration Rights Agreement, dated May 31, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd. (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Issuer on June 2, 2022).

99.5
Amended and Restated Standstill Agreement, dated May 31, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd. (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by the Issuer on June 2, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2022
GLENCORE PLC

	By:	/s/ John Burton
	Name:	John Burton
	Title:	Company Secretary

GLENCORE INTERNATIONAL AG

	By:	/s/ Peter Friedli
	Name:	Peter Friedli
	Title:	Officer

	By:	/s/ John Burton
	Name:	John Burton
	Title:	Director

GLENCORE LTD.

	By:	/s/ Cheryl Driscoll
	Name:	Cheryl Driscoll
	Title:	Secretary

SCHEDULE I

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore plc, Glencore International AG and Glencore Ltd. Each executive officer of each of Glencore International AG and Glencore Ltd. is also a director of such company. Where no business address is given for an executive officer or director, and such director’s principal employer is Glencore plc or one of its subsidiaries, the business address is Baarermattstrasse 3, CH-6340, Baar, Switzerland. To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any Common Shares.

Directors of Glencore plc: Name	Principal Occupation	Business Address	Citizenship
Gary Nagle	Chief Executive Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Kalidas Madhavpeddi	Non-Executive Chairman	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	USA
Peter Coates	Non-Executive Director	Level 22, The Gateway Building 1 Macquarie Place Sydney NSW 2000 Australia	Australia
David Wormsley	Non-Executive Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom
Martin Gilbert	Non-Executive Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom
Cynthia Carroll	Non-Executive Director	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	USA
Patrice Merrin	Non-Executive Director	c/o Glencore Canada Corporation First Canadian Place 100 King Street West, Suite 6900 Toronto, Ontario M5X 1E3 Canada	Canada

Directors of Glencore plc: Name	Principal Occupation	Business Address	Citizenship
Gill Marcus	Non-Executive Director	c/o Glencore South Africa (Pty) Ltd. 3rd Floor, Worley Parsons Building 39 Melrose Boulevard Melrose Arch Melrose North 2196 South Africa	South Africa
Liz Hewitt	Non-Executive Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom

Executive Officers of Glencore plc: Name	Principal Occupation	Business Address	Citizenship
Gary Nagle	Chief Executive Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Steven Kalmin	Chief Financial Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Australia
John Burton	Company Secretary	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	United Kingdom

Directors and Executive Officers of Glencore International AG: Name	Principal Occupation	Business Address	Citizenship
Gary Nagle	Chief Executive Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Steven Kalmin	Chief Financial Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Australia
John Burton	Company Secretary of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	United Kingdom

Directors and Executive Officers of Glencore Ltd.: Name	Principal Occupation	Business Address	Citizenship
Blandine Lewine	Vice President and Head of IT	c/o Glencore Ltd. 330 Madison Avenue New York, NY 10017 United States	France and United States
Cheryl Driscoll	Corporate Secretary	c/o Glencore Ltd. 330 Madison Avenue New York, NY 10017 United States	United States

SCHEDULE II

On May 24, 2022, in an agreement with the Department of Justice (“DOJ”), subject to final approval by the Court, Glencore International AG, a wholly-owned subsidiary of Glencore plc, agreed to $428,521,173 in fines and $272,185,792 in forfeiture and disgorgement and pled guilty in the Southern District of New York to one count of conspiracy to violate the US Foreign Corrupt Practices Act related to past actions in certain overseas jurisdictions. Glencore International AG agreed to pay $262,590,214 to the United States, with up to $136,236,140 to be credited against the resolution with UK authorities and up to $29,694,819 to be credited against any potential resolution with Swiss authorities, both in connection with investigations into related conduct. The DOJ resolution provided for forfeiture of $181,457,195 and credited Glencore International AG for $90,728,597 in disgorgement to the Commodity Futures Trading Commission (“CFTC”). The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore International AG’s compliance with the terms of the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, in a separate agreement with the DOJ, Glencore Ltd. agreed to a fine of $341,221,682 and forfeiture of $144,417,203 and pled guilty in the District of Connecticut to one count of conspiracy to commit commodity price manipulation related to past market conduct in certain US fuel oil markets. Of this amount, $242,819,443 will be credited against the resolution with the CFTC. The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore Ltd.’s compliance with the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, Glencore International AG, Glencore Ltd. and Chemoil Corporation (a wholly-owned subsidiary of Glencore plc) reached a separate agreement to resolve an investigation by the CFTC in relation to civil violations of the Commodity Exchange Act and CFTC regulations, in connection with past market conduct in certain US fuel oil markets as well as past corrupt practices in certain overseas jurisdictions. The companies agreed to pay $333,548,040 in civil penalties and disgorgement to the CFTC, with the $852,797,810 balance of the penalty to the CFTC being offset against penalties imposed by other authorities.

On June 21, 2022, Glencore Energy UK Limited (a wholly-owned subsidiary of Glencore plc) pled guilty in Southwark Crown Court to five counts of bribery and two counts of failure to prevent bribery under the UK Bribery Act 2010. Glencore Energy UK will now be transferred to the Crown Court for sentencing and determination of the financial penalty.